VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Aquila Inc., (formerly, UtiliCorp United Inc.) (CIK: 0000066960)
Request for Withdrawal of Form Type: U-1
Application No. 070-09587

Ladies and Gentlemen;

        Pursuant to Rule 477 (a) under the Securities Act of 1933, we hereby request the immediate withdrawal of the Form U-1 application for Aquila Inc. (formerly, UtiliCorp United Inc.) ("Applicant") under the File No. 070-09587 ("Application") (EDGAR submission type U-1) accepted by the Securities and Exchange Commission on September 20, 1999 (Accession Number: 0000912057-99-007419).

        Applicant previously applied for an order under Section 3(b) of the Public Utility Holding Company Act of 1935 ("1935 Act"), declaring that UtiliCorp Asia Pacific Pty. Ltd. ("UAPL"), a company in which Applicant owned voting securities in excess of 10% and organized under the laws of Australia and operating solely in Australia ("UAPL"), was entitled to the exemption provided for by Section 3(b) of the 1935 Act. Applicant has since sold its jurisdictional interests in, or held directly or indirectly by, UAPL and no longer requires such exemption. Accordingly, we request a withdrawal of the Application by the Commission as soon as possible.

        If you have any questions regarding the Application or request for withdrawal, please contact M. Douglas Dunn or Orlan Johnson, special counsel to the registrant at (212) 530-5062 or (202) 835-7522.

Sincerely,

/s/ Orlan Johnson
Orlan Johnson
Of Counsel